

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Daniel P. Gold, PhD
Chief Executive Officer
Marshall Edwards, Inc.
11975 El Camino Real, Suite 101
San Diego, California 92130

      Re: **Marshall Edwards, Inc.**
                Registration Statement on Form S-4
                Filed February 1, 2011
                File No. 333-172006

Dear Dr. Gold:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your registration statement to include with respect to both Marshal Edwards, Inc. and Novogen Limited pro forma financial statements giving effect to the transaction. Alternatively, please provide us with a detailed analysis supporting your conclusion that you are not required to include such pro forma financial statements.

2. Please revise your registration statement to provide the information required by Part I.C (Information about the Company being Acquired) for Novogen Limited or, alternatively, please provide us with a detailed analysis supporting your conclusion that such information is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Steven A. Navarro
        Finnbarr D. Murphy
        Morgan, Lewis & Bockius LLP
        101 Park Avenue
        New York, New York 10178